UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

—

Rio de Janeiro, August 7, 2023 – Petróleo Brasileiro S.A. – Petrobras, in relation to the news released in the media and as disclosed to the market on 06/01/2023, informs that the Strategic Plan 2024-2028 will have as a driver, among others, the forecast of low-carbon CAPEX for the range between 6% and 15% of the total CAPEX for the first five years of the new Plan, in compliance with current governance practices, the commitment to value creation and the Company's long-term financial sustainability.

This driver is aligned with the strategic elements that should be included in the plan, allowing the Company to (i) act in low-carbon businesses, diversifying the portfolio in a profitable way and promoting the perpetuation of Petrobras; (ii) operate in our businesses in a safe and sustainable manner, seeking decreasing emissions, promoting diversity and social development, contributing to a just energy transition and to the training of sustainability experts; and (iii) seek innovation to generate value for the business, supporting operational excellence and enabling solutions in new energies and decarbonization.

The Company reinforces that investments must be financed by operating cash flow, at levels equivalent to peer companies, and preferably through partnerships that allow sharing risks and expertise, and must seek the return on investment, reduction of the cost of capital, strengthening of Petrobras as an integrated energy company, maximizing the value of the Company.

It is important to note that any increases in CAPEX in the Company's 2024-28 Strategic Plan must, within the governance established in the Company, go through the planning and approval processes provided for in the applicable systems, having their technical and economic feasibility demonstrated.

Facts deemed material will be timely disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer